FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                             For September 19, 2002

                             ABN AMRO HOLDING N.V.

                               ABN AMRO BANK N.V.

                (Translation of registrant's name into English)

                              Gustav Mahlerlaan 10
                               1082 PP Amsterdam
                                The Netherlands

                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

               Form 20-F  X                       Form 40-F
                         ---                                ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes                                 No  X
                         ---                               ---

                             ABN AMRO HOLDING N.V.

                               ABN AMRO BANK N.V.


INDEX TO EXHIBITS

Item
----
1. Press release entitled, "ABN AMRO to acquire Delbruck & Co", dated September 19, 2002.



The information contained in this report is incorporated by reference into Registration Statements on Form F-3 file nos. 333-89136, 333-74436, 333-84044 and 333-81400.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          ABN AMRO HOLDING N.V.


Date: September 19, 2002                  By:  /s/ W.G. Jiskoot
                                             ----------------------------------
                                          Name:  W.G. Jiskoot
                                          Title: Member of the Managing Board


                                          By:  /s/ J.C.L. Kuiper
                                             ----------------------------------
                                          Name:  J.C.L. Kuiper
                                          Title: Member of the Managing Board


                                          ABN AMRO BANK N.V.


Date: September 19, 2002                  By:  /s/ W.G. Jiskoot
                                             ----------------------------------
                                          Name:  W.G. Jiskoot
                                          Title: Member of the Managing Board


                                          By:  /s/ J.C.L. Kuiper
                                             ----------------------------------
                                          Name:  J.C.L. Kuiper
                                          Title: Member of the Managing Board

                                                                        Item 1.
[ABN-AMRO LOGO]



-------------------------------
Press Release



Amsterdam, 19 September 2002


ABN AMRO to acquire Delbruck & Co

ABN AMRO intends to acquire one of the leading German private banks, Delbruck & Co. For this purpose both parties have signed a letter of intent on the 18th of September 2002. The agreement excludes the property development activities of Delbruck. Furthermore, ABN AMRO will have full recourse on risks and costs related to Delbruck's loan book portfolio.

Delbruck and its name will be the private banking platform of ABN AMRO in Germany and provide foundation for further growth. The long tradition of the brand Delbruck as well as its high quality staff makes the bank a perfect fit within the portfolio of ABN AMRO private banks. Recognising the importance of the German market to ABN AMRO's private banking strategy, the acquisition of Delbruck forms a structural part of establishing a European private banking network. The client base of the new Delbruck will consist of more than 7.500 wealthy clients.

Subject to approval of the regulatory authorities, the new head of Delbruck will be Rudiger von Wedel, currently head of ABN AMRO's private banking in Germany. The senior management of the combined entity will furthermore consist of two partners of Delbruck, Christoph Rommel and Wolf-Christian Ma(beta)ner. Delbruck's partner Peter van der Heydt will remain associated with the Bank in a non-executive role. Jan Koopman, chairman of the Supervisory Board of ABN AMRO Holding Germany will also be chairman of the Supervisory Board of Delbruck & Co.

Jan Peter Schmittmann, head of ABN AMRO's business units Private Clients and New Growth Markets, said: ,,Delbruck is a strong brand in Germany's private banking business and is highly regarded amongst wealthy clients as well as family businesses and entrepreneurs. With this acquisition we clearly strengthen our market position in the most attractive growth market in private banking in Europe. This forms part of our policy to acquire companies with a strong expertise in financial services. Delbruck will be part of our steadily growing asset gathering network in Europe."

Peter von der Heydt from Delbruck said: ,,We are happy to join one of the largest banks in Europe. Thus, our customers will benefit of the global competences of an international banking network. The future of Delbruck and its brand name will be secured and it will be in the position to grow the business even further."

Press contacts:
Delbruck       Frank Elsner     + 49 54 04 91 920
ABNAMRO        Press office     + 31 20 62 88 900


Press Relations Department
Head Office: Gustav Mahlerlaan 10 (HQ 1190), 1082 PP Amsterdam, tel. +31 (0)20 6288900, fax +31 (0)20 6295486
London Office: 250 Bishopsgate, London EC2M 4AA, tel. +44 207 6788244, fax +44 207 6788245
Outside office hours please call +31 (0)20 6298000 for the press officer on duty

                                                                                ------------------------------

Note to the editor:

Delbruck & Co:
Delbruck & Co is one of the oldest and most prestigious banks in Germany, with almost 300 year of history and representation in Aachen, Berlin, Cologne, Frankfurt, Hamburg and Munich. Delbruck has a private clients customer base of about 3500 and 300 employees.

ABN AMRO Private Banking:
ABN AMRO Private Banking is one of the business units of ABN AMRO Bank N.V., based in the Netherlands. ABN AMRO Private Banking is the largest private bank in the Netherlands and a top 5 player in the European private banking market. It employs over 3600 people and has a strong presence in all major financial and offshore centres in the world.

ABN AMRO:
ABN AMRO is one of the world's largest banks with total assets of more than EUR 600 bn and a presence in over 60 countries. Its activities are grouped into three strategic business units: Wholesale Clients; Consumer & Commercial Clients, and Private Clients & Asset Management.

                                   .-.-.-.-.



Cautionary Statement regarding Forward-Looking Statements

This announcement contains forward-looking statements. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. Any statement in this announcement that expresses or implies our intentions, beliefs, expectations or predictions (and assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections, as they are currently available to the management of ABN AMRO. Forward-looking statements therefore speak only as of the date they are made, and we take no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risk and uncertainties. A number of important factors could therefore cause actual future results to differ materially from those expressed or implied in any forward-looking statement. Such factors include, without limitation, the conditions in the financial markets in Europe, the United States, Brazil and elsewhere from which we derive a substantial portion of our trading revenues; potential defaults of borrowers or trading counterparties; the implementation of our restructuring including the envisaged reduction in headcount; the reliability of our risk management policies, procedures and methods; and other risks referenced in our filings with the U.S. Securities and Exchange Commission. For more information on these and other factors, please refer to our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission and to any subsequent reports furnished or filed by us with the U.S. Securities and Exchange Commission.

The forward-looking statements contained in this announcement are made as of the date hereof, and the companies assume no obligation to update any of the forward-looking statements contained in this announcement.


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